Exhibit 1

Transactions in the Securities of the Issuer in the Last Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Ellen R. Alemany

Purchase of Common Stock	6,000	161.5821	10/03/2025
Disposition of Common Stock[1]	(6,000)	-	10/14/2025

Alemany October 2025 GRAT No. 1

Acquisition of Common Stock[1]	6,000	-	10/14/2025

Cornick Family Investor, LLC

Purchase of Common Stock	2,500	168.0800	09/19/2025
Purchase of Common Stock	2,000	165.0000	09/19/2025
Purchase of Common Stock	1,500	160.0000	09/23/2025
Purchase of Common Stock	238	157.7000	09/25/2025
Purchase of Common Stock	762	158.2600	09/26/2025

James L. Fox

Purchase of Common Stock	1,000	152.7100	10/13/2025

Kushagra Saxena

Purchase of Common Stock	619	160.9780	10/02/2025
Purchase of Common Stock	2	160.4700	10/02/2025
Purchase of Common Stock	0.209	161.0100	10/02/2025

1 Represents a transfer from Ms. Alemany to Alemany Trust.